Issuer Free Writing Prospectus dated August 15, 2024

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 15, 2024

Registration Statement No. 333-263148

Affiliated Managers Group, Inc.

$400,000,000

5.500% Senior Notes due 2034

Term Sheet

August 15, 2024

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 5.500% Senior Notes due 2034 and should be read together with the preliminary prospectus supplement dated August 15, 2024 relating to the Offering and the accompanying prospectus dated March 1, 2022, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)

Title of Security:	5.500% Senior Notes due 2034 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$400,000,000

Expected Ratings (Moody’s / S&P)*:	A3 (Stable) / BBB+ (Stable)

Trade Date:	August 15, 2024

Expected Settlement Date:

August 20, 2024 (T+3)

Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to one business day before the Expected Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	August 20, 2034

Minimum Denomination / Multiples:	$2,000 and in integral multiples of $1,000 in excess thereof

Interest Payment Dates:	February 20 and August 20

First Interest Payment Date:	February 20, 2025

Change of Control Repurchase:	If the Issuer experiences a Change of Control Repurchase Event, the Issuer must offer to repurchase all the Notes at 101% of principal amount, plus accrued and unpaid interest thereon, if any, to, but not including, the date of repurchase.

Optional Redemption:

Make-Whole Call:	T + 25 bps prior to May 20, 2034

Par Call:	On or after May 20, 2034 (three months prior to the Maturity Date)

Benchmark Treasury:	3.875% UST due August 15, 2034

Benchmark Treasury Price / Yield:	99-17+ / 3.930%

Spread to Benchmark Treasury:	+165 bps

Reoffer Yield:	5.580%

Coupon:	5.500%

Issue Price:	99.393% of principal amount

Day Count:	30 / 360

Net Proceeds, Before Expenses:	$394,972,000

Use of Proceeds:	The Issuer intends to use the net proceeds from the Offering for the repayment or refinancing of indebtedness, as well as for other general corporate purposes, which may include share repurchases and investments in new and existing investment management firms.

CUSIP / ISIN:	008252AR9 / US008252AR98

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Citizens JMP Securities, LLC

Co-Managers:

Barrington Research Associates, Inc.

BNY Mellon Capital Markets, LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Huntington Securities, Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the Offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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